Exhibit 99.31

CONSENT OF J. LAVIGNE

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F/A for the year ended December 31, 2012 of IAMGOLD Corporation.

/s/ Jamie Lavigne
By:	Jamie Lavigne, M.Sc., P.Geo
Title:	Associate Principal Geologist
Company:	Roscoe Postle Associates Inc.

Dated:	January 14, 2014